FULBRIGHT & JAWORSKI L.[redacted]
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

08001279

JAEWONLEE@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3109

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

March 6, 2008

SEC Mail
Mail Processing
Section

MAR 10 2008

Washington, DC
106

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

SUPPL

RE: Barloworld Limited
File No. 82-35039

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Barloworld Limited, the documents listed on Schedule A.

Kindly acknowledge receipt of the enclosed materials by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope. If you have any questions, please call the undersigned at (212) 318-3109.

Very truly yours,

Jaewon Lee

Enclosures

cc: Sibani Mngomezulu

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

dlw 3/18

Schedule A

1. Form CM 29, Contents of Register of Directors, Auditors and Officers, dated February 5, 2008

2. Form 14A, Return of Acquisition by a Company of Shares Issued by It/ Payments to Shareholders, dated February 6, 2008

3. Form CM 15, Return of Allotment f Shares, dated February 6, 2008

4. Form CM 15, Return of Allotment of Shares, dated February 6, 2008

5. Form CM 15, Special Resolution, dated February 7, 2008

6. Form CM 26, Special Resolution, dated February 12, 2008

7. SENS Announcement, dated February 27, 2008, entitled "Group Executive Appointment"

8. SENS Announcement, dated February 29, 2008, entitled "Barloworld Divisional Day"

CM29

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 05/02/2008

Our Reference: 44717045

BARLOWORLD LIMITED
E-mail: nathaniels@barloworld.com
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 05/02/2008.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=MUNDAY
Full ForeNames=TREVOR STEWART
Id No=4909125087088
Status :RESIGNEDNature of Change=DIRECTOR RESIGNED - 17/01/2008

Yours truly
Registrar of Companies

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services

CM29

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, February 05, 2008 12:08
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration Number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	29/08/1918
Business Start Date	29/08/1918
Enterprise Type	Public Company
Enterprise Status	In Business
Financial Year End	September
Tax Number	9000051715
Main Business/Main Object	FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING
Postal Address	P O BOX 782248 SANDTON 2146
Address of Registered Office	BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146

Auditors

Name	DELOITTE AND TOUCHE
Postal Address	PRIVATE BAG X6 GALLO MANOR 2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P O BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za WAP www.cipro.co.za/mobile

CM29

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, February 05, 2008 12:08

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number 1918 / 000095 / 06

Enterprise Name **BARLOWORLD**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA

Call Centre Tel 086 100 2472, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, February 05, 2008 12:08

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 1918 / 000095 / 06

Enterprise Name BARLOWORLD

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

CM14A

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 06/02/2008

Our Reference: 16837033
Box: **94779**
Sequence: **9**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM14A (Return of acquisitions by a Company of shares issued by it/ payments to shareholders) from you dated 16/07/2007.

The CM14A was accepted and placed on file.

Yours truly
Registrar of Companies
DNL

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM14A

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 03:01
Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	29/08/1918
Business Start Date	29/08/1918
Enterprise Type	Public Company
Enterprise Status	In Business
Financial year end	September
Main Business/Main Object	FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING
Postal address	P O BOX 782248 SANDTON 2146
Address of registered office	BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate Issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 03:01
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD

Auditors

Name	DELOITTE AND TOUCHE
Postal Address	PRIVATE BAG X6 GALLO MANOR 2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 03:01

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

CM15

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 06/02/2008

Our Reference: 16843081
Box: **94925**
Sequence: **54**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 26/11/2007.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
DNL

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa, Docex 256, PRETORIA
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate Issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 03:04
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	29/08/1918
Business Start Date	29/08/1918
Enterprise Type	Public Company
Enterprise Status	In Business
Financial year end	September
Main Business/Main Object	FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING
Postal address	P O BOX 782248 SANDTON 2146
Address of registered office	BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 03:04
Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number 1918 / 000095 / 06

Enterprise Name BARLOWORLD

Auditors

Name DELOITTE AND TOUCHE

Postal Address PRIVATE BAG X6
GALLO MANOR
2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 68511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 03:04

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 06/02/2008

Our Reference: 16817851
Box: **94267**
Sequence: **54**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 17/08/2007.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
DNL

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 02:59
Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	29/08/1918
Business Start Date	29/08/1918
Enterprise Type	Public Company
Enterprise Status	In Business
Financial year end	September
Main Business/Main Object	FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING
Postal address	P O BOX 782248 SANDTON 2146
Address of registered office	BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146

Certificate Issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 02:59
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 1918 / 000095 / 06

Enterprise Name BARLOWORLD

Auditors

Name DELOITTE AND TOUCHE

Postal Address PRIVATE BAG X6
GALLO MANOR
2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 02:59

Certificate of Confirmation

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 07/02/2008

Our Reference: 16882815
Box: **95833**
Sequence: **108**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 03/01/2008.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
DNL

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM15

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, February 07, 2008 08:23
Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**29/08/1918**
Business Start Date	**29/08/1918**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**September**
Main Business/Main Object	**FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING**
Postal address	**P O BOX 782248** **SANDTON** **2146**
Address of registered office	**BARLOW OLD CORPORATE OFFICE** **180 KATHERINE STR** **SANDTON** **2146**

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, February 07, 2008 08:23
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046

Certificate Issued by the Registrar of Companies & Close Corporations on Thursday, February 07, 2008 08:23

Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of group

Date: 12/02/2008

Our Reference: 16878641
Box: **95764**
Sequence: **12**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM26 (Special resolution) from you dated 24/01/2008.

The CM26 (1) was accepted and placed on file.

Yours truly
Registrar of Companies
CMS

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, February 12, 2008 10:26
Certificate of Confirmation

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	29/08/1918
Business Start Date	29/08/1918
Enterprise Type	Public Company
Enterprise Status	In Business
Financial year end	September
Main Business/Main Object	FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING
Postal address	P O BOX 782248 SANDTON 2146
Address of registered office	BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, February 12, 2008 10:26
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of ... group

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD

Auditors

Name	DELOITTE AND TOUCHE
Postal Address	PRIVATE BAG X6 GALLO MANOR 2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, February 12, 2008 10:26

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special resolution

(Sections 200)
(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R80

Client Ref: BAW
R80

Registration No. of Company
1918/000095/06

Name of company BARLOWORLD LIMITED

Date notice given to members 24/12/2008 Date resolution passed 24/01/2008

Special resolution passed in terms of section 85 of the Act/*paragraph N/A of the memorandum/ *article N/A of the articles.

Copy of notice convening meeting attached.
~~Consent to waive period of notice of meeting (CM 25) attached/*not attached.~~

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

SEE ANNEXURE "A"

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2008 -01- 31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Rubber stamp of company, if any, or of secretaries.

Date 24/01/2008 Signature

~~Director~~/Secretary/~~Manager~~

Name (in block capitals) S. MNGOMEZULU

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company
1918/000095/06

Special resolution registered this day

Date stamp of Companies Registration Office

Registrar of Companies

Name of company BARLOWORLD LIMITED

Postal address BARLOWORLD PARK, 180 KATHRINE STREET, SANDTON.2146

Not valid unless stamped by Registrar of Companies

ANNEXURE A

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2008 -01- 31

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

SPECIAL RESOLUTION

"Resolved that:

(a) the directors of the company be authorised from time to time to acquire issued shares in the ordinary share capital of the company on the JSE Limited open market at a price no greater than 10% above the weighted average of the market value for the securities for the five previous business days immediately preceding the date on which the transaction was agreed or at a bid price no greater than the current trading price of the share; and the purchase by any of the company's subsidiaries of shares in the company in the manner contemplated by and in accordance with the provisions of section 89 of the Companies Act, 1973, as amended, and other provisions which may be applicable;

(b) the authorisation granted in terms of (a) above shall remain in force from the date of registration of these special resolutions by the Registrar of Companies until the conclusion of the next annual general meeting of the company and in any event, no later than 15 months from the date on which they were passed;

(c) the repurchase by the company of its own securities in terms of (a) above may not exceed 10% of the company's issued ordinary share capital in the aggregate in any one financial year or in the case of acquisition by any of the company's subsidiaries, 10% of the issued ordinary share capital in the aggregate;

(d) in the event that the directors are granted general authority to buy back a maximum 10% of the issued share capital of Barloworld, or in the case of acquisition by any of the company's subsidiaries, 10% of the issued ordinary share capital in the aggregate, it is the opinion of the directors that following such maximum repurchase of shares:

- the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of notice issued in respect of the annual general meeting;
- the assets of the company and the group would be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements,
- the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
- the working capital of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting;

(e) the repurchase of securities to be effected through the order book operated by the JSE trading system and to be done without any prior understanding or arrangement between the company and the counterparty;

(f) the authorisation to repurchase the shares is in accordance with the company's articles of association,

(g) that only one agent will effect the buy-back on behalf of the company;

(h) that after the repurchase has been effected the company will still comply with shareholder spread requirements of the JSE Limited;

(i) the company and its subsidiary will not repurchase shares during a prohibited period

(j) the company and its subsidiaries, prior to undertaking a repurchase will obtain a working capital letter from its sponsor."

The reason for proposing and the effect of special resolution 1 is to grant the directors a general authority in terms of the Companies Act 61 of 1973, as amended, and subject to the Listings Requirements of the JSE Limited and any other stock exchange upon which the shares of the company may be quoted or listed, for the acquisition by the company or one of its subsidiaries of the company's own shares on the terms set out above.

NOTICE OF ANNUAL GENERAL MEETING

Barloworld Limited
(Incorporated in the Republic of South Africa)
Reg number: 1918/000095/06
JSE share code: BAW
ISIN: ZAE000026639
("company")

Notice is hereby given that the 91st annual general meeting of the members of the company will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday 24 January 2008, at 12:30 for the purpose of considering the following business and, if deemed fit, to pass, with or without modification, the following resolutions:

1. ORDINARY BUSINESS

1.1 To receive and adopt the annual financial statements for the year ended 30 September 2007, including the directors' report and the report of the auditors.

1.1.1 ORDINARY RESOLUTION 1
"Resolved that the group annual financial statements for the year ended 30 September 2007, including the directors' report and the report of the auditors, be received and adopted."

1.2 To elect directors in accordance with the provisions of articles 59.3.1 and 66 of the company's articles of association.

Messrs AGK Hamilton, TS Munday, OI Shongwe and Ms TH Nyasulu, having been appointed during the financial year, are required to retire. Messrs SAM Baqwa, M Laubscher, DB Ntsebeza, PM Surgey, CB Thomson and RC Tomkinson are required to retire by rotation. All retiring directors are eligible and, except for RC Tomkinson, they have offered themselves for election or re-election respectively. Brief biographical notes of each director standing for election or re-election are set out on pages 80 to 81of the annual report.

1.2.1 ORDINARY RESOLUTION 2
"Resolved that Mr AGK Hamilton who retires in terms of article 59.3.1 of the articles of association of the company and is eligible and available for election, be and he is hereby elected as a director of the company."

1.2.2 ORDINARY RESOLUTION 3
"Resolved that Mr TS Munday who retires in terms of article 59.3.1 of the articles of association of the company and is eligible and available for election, be and he is hereby elected as a director of the company."

1.2.3 ORDINARY RESOLUTION 4
"Resolved that Mr OI Shongwe who retires in terms of article 59.3.1 of the articles of association of the company and is eligible and available for election, be and he is hereby elected as a director of the company."

1.2.4 ORDINARY RESOLUTION 5
"Resolved that Ms TH Nyasulu who retires in terms of article 59.3.1 of the articles of association of the company and is eligible and available for election, be and she is hereby elected as a director of the company."

1.2.5 ORDINARY RESOLUTION 6
"Resolved that Mr SAM Baqwa who retires in terms of article 66 of the articles of association of the company and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

1.2.6 ORDINARY RESOLUTION 7
"Resolved that Mr M Laubscher who retires in terms of article 66 of the articles of association of the company and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

1.2.7 ORDINARY RESOLUTION 8
"Resolved that Mr DB Ntsebeza who retires in terms of article 66 of the articles of association of the company and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

1.2.8 ORDINARY RESOLUTION 9
"Resolved that Mr PM Surgey who retires in terms of article 66 of the articles of association of the company and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

1.2.9 ORDINARY RESOLUTION 10
"Resolved that Mr CB Thomson who retires in terms of article 66 of the articles of association of the company and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

1.3 To reappoint Deloitte & Touche as external auditors and to authorise the directors to determine their remuneration for the past audit.

1.3.1 ORDINARY RESOLUTION 11
"Resolved that Deloitte & Touche be reappointed as the external auditors of the company and of the group until the termination of the next annual general meeting, and that their remuneration for the past audit be determined by the directors."

1.4 To approve the non-executive directors' fees.

1.4.1 ORDINARY RESOLUTION 12
"Resolved that in terms of article 61 of the company's articles of association, the fees payable to the chairman and to other non-executive directors for their services to the board, audit and other committees of the board be revised with effect from 1 January 2008 as follows:

Non-executive fees	Present	Proposed
Chairman of the board, inclusive of fees payable as chairman of board committees	R1 437 500	R1 437 500
Resident non-executive directors	R150 000	R180 000
Non-resident non-executive directors	£47 500	£49 400
Chairman of the audit committee	£22 000	£23 000
Resident members of the audit committee	R35 000	R60 000
Non-resident members of the audit committee	£2 750	£4 000
Chairman of the remuneration committee	–	R75 000
Resident members of each of the board committees (excluding risk and sustainability committee)	R28 000	R45 000
Non-resident members of each of the board committees (excluding risk and sustainability committee)	£2 750	£3 000

2. SPECIAL BUSINESS

As special business, to consider and, if deemed fit, pass with or without modification the following resolution:

2.1 SPECIAL RESOLUTION 1

"Resolved that:

(a) the directors of the company be authorised from time to time to acquire issued shares in the ordinary share capital of the company on the JSE Limited open market at a price no greater than 10% above the weighted average of the market value for the securities for the five previous business days immediately preceding the date on which the transaction was agreed or at a bid price no greater than the current trading price of the share; and the purchase by any of the company's subsidiaries of shares in the company in the manner contemplated by and in accordance with the provisions of section 89 of the Companies Act, 1973, as amended, and other provisions which may be applicable;

(b) the authorisation granted in terms of (a) above shall remain in force from the date of registration of these special resolutions by the Registrar of Companies until the conclusion of the next annual general meeting of the company and in any event, no later than 15 months from the date on which they were passed;

(c) the repurchase by the company of its own securities in terms of (a) above may not exceed 10% of the company's issued ordinary share capital in the aggregate in any one financial year or in the case of acquisition by any of the company's subsidiaries, 10% of the issued ordinary share capital in the aggregate;

(d) in the event that the directors are granted general authority to buy back a maximum 10% of the issued share capital of Barloworld, or in the case of acquisition by any of the company's subsidiaries, 10% of the issued ordinary share capital in the aggregate, it is the opinion of the directors that following such maximum repurchase of shares:
- the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of notice issued in respect of the annual general meeting;
- the assets of the company and the group would be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;
- the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
- the working capital of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting;

(e) the repurchase of securities to be effected through the order book operated by the JSE trading system and to be done without any prior understanding or arrangement between the company and the counterparty;

(f) the authorisation to repurchase the shares is in accordance with the company's articles of association;

(g) that only one agent will effect the buy-back on behalf of the company;

(h) that after the repurchase has been effected the company will still comply with shareholder spread requirements of the JSE Limited;

(i) the company and its subsidiary will not repurchase shares during a prohibited period;

(j) the company and its subsidiaries, prior to undertaking a repurchase will obtain a working capital letter from its sponsor."

The reason for proposing and the effect of special resolution 1 is to grant the directors a general authority in terms of the Companies Act 61 of 1973, as amended, and subject to the Listings Requirements of the JSE Limited and any other stock exchange upon which the shares of the company may be quoted or listed, for the acquisition by the company or one of its subsidiaries of the company's own shares on the terms set out above.

Detail with regard to other JSE Listings Requirements applying to special resolution 1

Details of the directors
Directors' details can be found by referring to the table on page 82.

Directors' responsibility statement
The directors collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make the statement false or misleading.

Interests of directors
The interests of the directors in the share capital of the company are set out on pages 244 to 245.

Major shareholders
Details of major shareholders of the company are set out on pages 250 to 251.

Share capital of the company
Details of the share capital of the company are set out on page 263.

Material change
There has been no material change in the financial or trading position of the company and its subsidiaries since the date of publication of the company's annual results on 19 November 2007.

Litigation
The company and its subsidiaries are not, and have not in the 12 months preceding the date of this notice of annual general meeting been involved in any legal or arbitration proceedings which may have or have had a material effect on the financial position of the company and its subsidiaries, nor is the company aware of any such proceedings that are pending or threatening.

Registered holders of certificated ordinary shares and holders of dematerialised ordinary shares in their own name, may attend, speak and vote at the annual general meeting or are entitled to appoint a proxy to attend, speak and, on a poll, vote in his/her stead. The person so appointed need not be a member of the company. Proxy forms should be forwarded to reach the company's transfer secretaries, Link Market Services, 11 Diagonal Street, PO Box 4844, Johannesburg 2000, South Africa, or United Kingdom registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, England, by not later than 12:30 (South African time) on Tuesday 22 January 2008.

Shareholders who have dematerialised their shares through a Central Securities Depositary Participant (CSDP) or stockbroker, and who have not elected own-name registration and wish to attend the annual general meeting, should timeously inform their CSDP or stockbroker of their intention to attend the meeting and request such CSDP or stockbroker to issue them with the necessary authority to attend. If they do not wish to attend the annual general meeting, they may provide such CSDP or stockbroker with their voting instructions.

2.2 To transact such other business as may be transacted at an annual general meeting.

By order of the board

S Mngomezulu
Group secretary

Sandton
24 December 2007

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BAW / BAWP - Barloworld - Group executive appointm 27 Feb 200

BAW BAWP
BAW
BAW / BAWP - Barloworld - Group executive appointment
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")
Barloworld - Group executive appointment
Khanyisile Kweyama, (Khanya) has been appointed as Group Executive: Human Resources and Transformation with immediate effect. She joins Barloworld from a leading technology company and will report to Clive Thomson, Group CEO. Khanya will be responsible for group human resources and organizational performance, empowerment and transformation, and government and stakeholder relations. In this capacity she has been appointed to the group executive committee.
With respect to empowerment and transformation, Khanya will assume Isaac Shongwe's current responsibilities so that he can focus exclusively on his role as CEO of Barloworld Logistics Africa. Isaac will remain responsible for corporate social investment until the end of the financial year, at which time Khanya will also take over this responsibility.
27 February 2008
Sponsor: JP Morgan Equities Limited
Date: 27/02/2008 10:30:03 Produced by the JSE SENS Department.

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BAW / BAWP - Barloworld Limited - Barloworld divis 29 Feb 200

BAW BAWP
BAW
BAW / BAWP - Barloworld Limited - Barloworld divisional day - 29 February 2008
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")
Barloworld Divisional Day - 29 February 2008
Shareholders of Barloworld are advised that divisional management of the company, today delivered presentations to investors and analysts and answered questions about their operations at an offsite investor day.
These presentations contain no new material information on current trading or future financial performance.
Investors and analysts had the opportunity to engage with management form the four operating divisions (Barloworld Equipment, Barloworld Automotive, Barloworld Handling and Barloworld Logistics)
The presentations are available on the Barloworld website, www.barloworld.com.
For further enquiries contact Sibani Mngomezulu, Head of Investor Relations at Barloworld:
Phone +27 11 445 1000
Email sibanim@barloworld.com
29 February 2008
Sponsor: JP Morgan Equities
Date: 29/02/2008 12:30:02 Produced by the JSE SENS Department.

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